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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-17f-2

Certificate of Accounting of Securities and Similar

Investments in the Custody of

Management Investment Companies

Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

1. Investment Company Act File Number:				Date examination completed:

811-06520				October 31, 2012
2. State identification Number:
AL	AK	AZ	AR	CA	CO
CT	DE	DC	FL	GA	HI
ID	IL	IN	IA	KS	KY
LA	ME	MD	MA	MI	MN
MS	MO	MT	NE	NV	NH
NJ	NM	NY	NC	ND	OH
OK	OR	PA	RI	SC	SD
TN	TX	UT	VT	VA	WA
WV	WI	WY	PUERTO RICO
Other (specify):
3. Exact name of investment company as specified in registration statement:

Managers Real Estate Securities Fund
4. Address of principal executive office (number, street, city, state, zip code):

800 Connecticut Avenue Norwalk, Connecticut 06854

INSTRUCTIONS

This Form must be completed by investment companies that have custody of securities or similar investments.

Investment Company

1.	All items must be completed by the investment company.

2.	Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

Accountant

3.	Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission’s principal office in Washington, D.C., one copy with the regional office for the region in which the investment company’s principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

SEC 2198 (04-09)

SEC’s Collection of Information

An agency may not conduct or sponsor, and a person is not required to respond to, a collection of information unless it displays a currently valid OMB control number. Filing of Form N-17f-2 is mandatory for an investment company that has custody of securities or similar investments. Rule 17f-2 under section 17(f) of the Investment Company Act of 1940 requires the investment company to retain an independent public accountant to verify the company’s securities and similar investments by actual examination three times during each fiscal year. The accountant must prepare a certificate stating that the examination has occurred and describing the examination, and must transmit the certificate to the Commission with Form N-17f-2 as a cover sheet. The Commission uses the Form to ensure that the certificate is properly attributed to the investment company. The Commission estimates that the burden of completing Form N-17f-2 is approximately 1.0 hours per filing. Any member of the public may direct to the Commission any comments concerning the accuracy of the burden estimate of this Form, and any suggestions for reducing this burden. This collection of information has been reviewed by the Office of Management and Budget in accordance with the clearance requirements of 44 U.S.C. § 3507. Responses to this collection of information will not be kept confidential.

2

Report of Independent Registered Public Accounting Firm

To the Board of Trustees of Managers Trust I:

We have examined management’s assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, that Managers Real Estate Securities Fund (one of the series constituting Managers Trust I, hereafter referred to as the “Fund”) complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (“the Act”) as of June 8, 2012. Management is responsible for the Fund’s compliance with those requirements. Our responsibility is to express an opinion on management’s assertion about the Fund’s compliance based on our examination.

Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Fund’s compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of June 8, 2012 and with respect to agreement of security purchases and sales, for the period from October 31, 2011 (the date of our last examination), through June 8, 2012:

•	Confirmation of all security positions with Bank of New York Mellon (the “Custodian”) in New York without prior notice to management;

•	Confirmation of all securities held by the Depository Trust Company (“DTC”) in book entry form. This confirmation included, but was not limited to, securities held by the Fund.

•	Confirmation or agreement to cash statements received from the Custodian of all securities out for transfer with brokers;

•	Reconciliation of all such securities to the books and records of the Fund and the Custodian; and

•	Agreement of 20 security purchases and 20 security sales since our last report from the books and records of the Fund to the trade authorization tickets received from the Custodian.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Fund’s compliance with specified requirements.

In our opinion, management’s assertion that Managers Real Estate Securities Fund complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of June 8, 2012 with respect to securities reflected in the investment account of the Fund is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Trustees of Managers Trust I and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

September 27, 2012

PricewaterhouseCoopers LLP, 125 High Street, Boston, MA 02110

T: (617) 530 5000, F: (617) 530 5001, www.pwc.com/us

one smart choice
Managers Investment Group LLC
800 Connecticut Avenue
Norwalk, CT 06854

January 14, 2013

PricewaterhouseCoopers LLP

125 High Street

Boston, MA 02110

We are providing this letter in connection with your performance of the procedures relating to the Managers Real Estate Securities Fund’s (the “Fund”) compliance with the requirements of subsections (b) and (C) of Rule 17f-2 under the Investment Company Act of 1940 (“the Act”) as of August 31, 2012, and from June 8, 2012 through August 31, 2012.

We are responsible for the Fund’s compliance with those requirements.

We confirm, to the best of our knowledge and belief, as of January 10, 2013, the date of your report, the following representations made to you during your engagement:

1.	We have made available to you all significant information that we believe is relevant to the subject matter or assertion and the agreed-upon procedures, including, if applicable, information about actions taken at meetings of the board of trustees and committees of the board of trustees.

2.	We, as members of management of the Fund, are responsible for complying with the requirements of subsections (b) and (c) of Rule l7f-2, Custody of Investments by Registered Management Investment Companies, of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Fund’s compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of August 31,2012, and from June 8, 2012 through August 31,2012. Based on this evaluation, we assert that the Fund is in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of August 31, 2012, and from June 8,2012 through August 31,2012, with respect to securities reflected in the investment account of the Fund.

3.	We are responsible for the completeness and accuracy of the information supplied to you.

4.	There are no known matters contradicting the subject matter or the assertion.

5.	There are no communications from regulatory agencies affecting the subject matter or assertion.

one smart choice

Managers Real Estate Securities Fund

January 14, 2013

By:	/s/ Donald S. Rumery
Donald S. Rumery – Treasurer and Chief Financial Officer

1/18/13
Date

By:	/s/ Keitha L. Kinne
Keitha L. Kinne – Chief Operating Officer

1/18/13
Date

one smart choice
Managers Investment Group LLC
800 Connecticut Avenue
Norwalk, CT 06854

Management Statement Regarding Compliance with Certain Provisions of the lnvestment Company Act of 1940

We, as members of management of Managers Real Estate Securities Fund (the “Fund”), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, Custody of Investments by Registered Management Investment Companies, of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Fund’s compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of August 31, 2012, and from June 8,2012 through August 31, 2012.

Based on this evaluation, we assert that the Fund was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of August 31, 2012, and from June 8, 2012 through August 31, 2012, with respect to securities reflected in the investment account of the Fund.

By:	/s/ Donald S. Rumery
Donald S. Rumery – Treasurer and Chief Financial Officer
Managers Trust I

1/18/13
Date

By:	/s/ Keitha L. Kinne
Keitha L. Kinne – Chief Operating Officer
Managers Trust I

1/18/13
Date

one smart choice
Managers Investment Group LLC
800 Connecticut Avenue
Norwalk, CT 06854

January 14, 2013

PricewaterhouseCoopers LLP

125 High Street

Boston, MA 02110

We are providing this letter in connection with your performance of the procedures relating to the Managers Real Estate Securities Fund’s (the “Fund”) compliance with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (“the Act”) as of August 31, 2012, and from June 8, 2012 through August 31, 2012.

We are responsible for the Fund’s compliance with those requirements.

We confirm, to the best of our knowledge and belief, as of January 10, 2013, the date of your report, the following representations made to you during your engagement;

1.	We have made available to you all significant information that we believe is relevant to the subject matter or assertion and the agreed-upon procedures, including, if applicable, information about actions taken at meetings of the board of trustees and committees of the board of trustees.

2.	We, as members of management of the Fund, are responsible for complying with the requirements of subsections (b) and (c) of Rule l7f-2, Custody of Investments by Registered Management Investment Companies, of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Fund’s compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of August 31, 2012, and from June 8, 2012 through August 31,2012. Based on this evaluation, we assert that the Fund is in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of August 31, 2012, and from June 8, 2012 through August 31,2012, with respect to securities reflected in the investment account of the Fund.

3.	We are responsible for the completeness and accuracy of the information supplied to you.

4.	There are no known matters contradicting the subject matter or the assertion.

5.	There are no communications from regulatory agencies affecting the subject matter or assertion.

one smart choice

Managers Real Estate Securities Fund

January 14, 2013

By:	/s/ Donald S. Rumery
Donald S. Rumery –Treasurer and Chief Financial Officer

1/18/13
Date

By:	/s/ Keitha L. Kinne
Keitha L. Kinne – Chief Operating Officer

1/18/13
Date

one smart choice
Managers Investment Group LLC
800 Connecticut Avenue
Norwalk, CT 06854

Management Statement Regarding Compliance with Certain Provisions of the lnvestment Company Act of 1940

We, as members of management of Managers Real Estate Securities Fund (the “Fund”), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, Custody of Investments by Registered Management Investment Companies, of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Fund’s compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of August 31, 2012, and from June 8, 2012 through August 31, 2012.

Based on this evaluation, we assert that the Fund was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of August 31, 2012, and from June 8, 2012 through August 31, 2012, with respect to securities reflected in the investment account of the Fund.

By:	/s/ Donald S. Rumery
Donald S. Rumery – Treasurer and Chief Financial Officer
Managers Trust I

1/18/13
Date

By:	/s/ Keitha L. Kinne
Keitha L. Kinne – Chief Operating Officer
Managers Trust I

1/18/13
Date

Report of Independent Registered Public Accounting Firm

To the Board of Trustees of Managers Trust I:

We have examined management’s assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, that Managers Real Estate Securities Fund (one of the series constituting Managers Trust I, hereafter referred to as the “Fund”) complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (“the Act”) as of June 8, 2012. Management is responsible for the Fund’s compliance with those requirements. Our responsibility is to express an opinion on management’s assertion about the Fund’s compliance based on our examination.

Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Fund’s compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of June 8, 2012 and with respect to agreement of security purchases and sales, for the period from October 31, 2011 (the date of our last examination), through June 8, 2012:

•	Confirmation of all security positions with Bank of New York Mellon (the “Custodian”) in New York without prior notice to management;

•	Confirmation of all securities held by the Depository Trust Company (“DTC”) in book entry form. This confirmation included, but was not limited to, securities held by the Fund.

•	Confirmation or agreement to cash statements received from the Custodian of all securities out for transfer with brokers;

•	Reconciliation of all such securities to the books and records of the Fund and the Custodian; and

•	Agreement of 20 security purchases and 20 security sales since our last report from the books and records of the Fund to the trade authorization tickets received from the Custodian.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Fund’s compliance with specified requirements.

In our opinion, management’s assertion that Managers Real Estate Securities Fund complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of June 8, 2012 with respect to securities reflected in the investment account of the Fund is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Trustees of Managers Trust I and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

September 27, 2012

PricewaterhouseCoopers LLP, 125 High Street, Boston, MA 02110

T: (617)530 5000, F: (617)530 5001, www.pwc.com/us

one smart choice
Managers Investment Group LLC
800 Connecticut Avenue
Norwalk, CT 06854

September 27, 2012

PricewaterhouseCoopers LLP

Two Commerce Square, Suite 1700

2001 Market Street

Philadelphia, PA 19103

We are providing this letter in connection with your performance of the procedures relating to the Managers Real Estate Securities Fund’s (the “Fund”) compliance with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (“the Act”) as of June 8, 2012, and from November 1, 2011 through June 8, 2012.

We are responsible for the Fund’s compliance with those requirements.

We confirm, to the best of our knowledge and belief, as of September 27, 2012, the date of your report, the following representations made to you during your engagement:

1.	We have made available to you all significant information that we believe is relevant to the subject matter or assertion and the agreed-upon procedures, including, if applicable, information about actions taken at meetings of the board of trustees and committees of the board of trustees.

2.	We, as members of management of the Fund, are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, Custody of Investments by Registered Management Investment Companies, of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Fund’s compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of June 8, 2012, and from November 1, 2011 through June 8, 2012. Based on this evaluation, we assert that the Fund is in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of June 8, 2012, and from November 1, 2011 through June 8, 2012, with respect to securities reflected in the investment account of the Fund.

3.	We are responsible for the completeness and accuracy of the information supplied to you.

4.	There are no known matters contradicting the subject matter or the assertion.

5.	There are no communications from regulatory agencies affecting the subject matter or assertion.

one smart choice

Managers Real Estate Securities Fund

September 27, 2012

By:	/s/ Donald S. Rumery
Donald S. Rumery – Treasurer and Chief Financial Officer

9.27.12
Date

By:	/s/ Keitha L. Kinne
Keitha L. Kinne – Chief Operating Officer

9.27.12
Date

one smart choice
Managers Investment Group LLC
800 Connecticut Avenue
Norwalk, CT 06854

Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940

We, as members of management of Managers Real Estate Securities Fund (the “Fund”), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, Custody of Investments by Registered Management Investment Companies, of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Fund’s compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of June 8, 2012, and from November 1, 2011 through June 8, 2012.

Based on this evaluation, we assert that the Fund was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of June 8, 2012, and from November 1, 2011 through June 8, 2011, with respect to securities reflected in the investment account of the Fund.

By:	/S/ Donald S. Rumery
Donald S. Rumery – Treasurer and Chief Financial Officer
Managers Trust I

9.27.12
Date

By:	/S/ Keitha L. Kinne
Keitha L. Kinne – Chief Operating Officer
Managers Trust I

9.27.12
Date